October 19, 2004

Ms. Peggy Kim
Mr. Paul Fischer
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U-Store-It Trust (the “Company”) Common Shares Registration Statement on Form S-11 (File No. 333-117848)

Dear Ms. Peggy Kim and Mr. Fischer:

             As Representative of the Underwriters of the proposed public offering of the Company’s common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (NYT) on October 21, 2004, or at such date and time as requested by the Company.

             Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 7, 2004, through the date hereof:

             Preliminary Prospectus dated October 7, 2004:

             32,734 copies to prospective Underwriters, institutional investors, dealers and others.

             The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC. As Representative of the several Underwriters

By:	LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale

Victoria Hale Vice President